UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RRsat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

 (Title of Class of Securities)

M8183P102

(CUSIP Number)

Roni Oren Rapac Communication & Infrastructure Ltd. Intergamma Building P.O. Box 3805 Kfar Neter 40593, Israel Tel: (972)(3) 697-9700 Fax: (972)(3) 697-9701
with a copy to: Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972)(3) 623-5000 Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS. InterGamma International Trade Founded by InterGamma Investments Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 501,067
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 501,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,067
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS. Del-Ta Engineering Equipment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,640,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,640,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,640,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS. Rapac Communication & Infrastructure Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,640,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,640,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,640,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS. Inter-Gamma Investment Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,640,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,640,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,640,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS. Tanhum Oren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,640,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,640,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,640,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 *      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

The undersigned, InterGamma International Trade Founded by InterGamma Investments Co. (“InterGamma Sub”), Del-Ta Engineering Equipment Ltd. (“Del-Ta Engineering”), Rapac Communication & Infrastructure Ltd. (“Rapac”), Inter-Gamma Investment Company Ltd. (“Inter-Gamma”) and Tanhum Oren (collectively, the “Reporting Persons”), hereby file this Amendment No. 2 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Persons on April 29, 2013, with respect to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of RRsat Global Communications Network Ltd., an Israeli company (“RRsat”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on May 13, 2013.  The Amendment amends and supplements Items 4, 5, 6 and 7 of the Schedule 13D, as amended.

Item 4.	Purpose of Transaction

Shareholders Agreement. On September 10, 2013, Viola P.E. GP Ltd. (“Viola”) consummated the acquisition of 2,255,053 Ordinary Shares from Kardan Communications Ltd. (the “Kardan Closing”).  As a result, pursuant to the shareholders agreement, dated as of April 17, 2013, between Del-Ta Engineering and Viola (the “Del-Ta-Viola Shareholders Agreement”), effective upon the Kardan Closing, Del-Ta Engineering and Viola are required to cause RRsat to call a general meeting of shareholders as soon as possible for the purpose of:

1.
amending RRsat’s Articles of Association (i) to increase the size of RRsat’s board of directors and provide that members of RRsat’s board of directors shall be elected, replaced and removed by a simple majority vote and (ii) to require a threshold quorum of 70% of RRsat’s directors and a supermajority of more than 70% of the voting directors for approving the following specified matters:

a.	material changes to RRsat’s business;

b.	the issuance of RRsat securities constituting more than 25% of RRsat’s outstanding share capital (on a fully diluted basis) in the aggregate within any period of 24 months;

c.	the appointment, removal and compensation of RRsat’s chief executive officer;

d.	an acquisition or investment by RRsat in excess of $30 million; and

e.	a change to RRsat’s dividend policy or the declaration of a dividend inconsistent with the dividend policy then in effect; and

2.
replacing all RRsat directors in accordance with the nominee designation process agreed between Del-Ta and Viola (other than the two outside directors (within the meaning of Israel’s Companies Law, 5759-1999, and a third unaffiliated director).

The foregoing summary of the Del-Ta-Viola Shareholders Agreement is qualified in its entirety by reference to the full text of such agreement included as Exhibit 6 hereto and is incorporated herein by reference.

Share Purchase Agreement.  On September 12, 2013, Rapac, InterGamma Sub and Rosario Capital Ltd. (“Rosario”) entered into a Share Purchase Agreement (“Purchase Agreement”) pursuant to which InterGamma Sub sold to Rosario 170,000 Ordinary Shares held by InterGamma Sub for a purchase price of $8.30 per Ordinary Share, or an aggregate purchase price of $1,411,000.  Pursuant to the Purchase Agreement, Rosario agreed not to resell the Ordinary Shares for less than $7.50 during a period of nine months, and InterGamma Sub agreed to pay Rosario a distribution fee equal to 2.5% of the proceeds of any Ordinary Shares Rosario actually sells during such period, and to pay Rosario an additional payment based the difference between $8.30 and the actual resale price of any such shares actually resold (with InterGamma Sub paying to Rosario 100% of the difference in the event the resale price is less than $8.30 and Rosario paying to InterGamma Sub 50% of the difference in the event the resale price is more than $8.30, subject to adjustments for dividends distributed by RRsat during the period).  In addition, InterGamma Sub granted Rosario an option to sell to InterGamma Sub all or portion of the purchased Ordinary Shares for a period of 30 days commencing nine months after the date of the Purchase Agreement at a purchase price of $8.30 per Ordinary Share plus annual interest at a rate equal to the Prime Rate plus 4%, subject to adjustments for dividends distributed by RRsat during the period.  The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 10 hereto and is incorporated herein by reference.

Page 8 of 12 Pages

Pledge of Shares.

On June 4, 2012, Del-Ta Engineering pledged 2,600,000 Ordinary Shares it beneficially owns in favor of Bank Igud of Israel Ltd. to secure outstanding loans of Rapac and its subsidiaries.

On June 30, 2013, Del-Ta Engineering pledged 2,785,800 Ordinary Shares it beneficially owns in favor of Strauss Lazer Trust Company (1992) Ltd. for the benefit of the holders of outstanding bonds of Rapac to secure Rapac’s obligations pursuant to the bonds.

On July 1, 2013, Del-Ta Engineering pledged 700,000 Ordinary Shares it beneficially owns in favor of Excellence Nessuah Brokerage Services Ltd. to secure outstanding loans of Rapac and its subsidiaries.

On August 22, 2013, Del-Ta Engineering pledged 53,500 Ordinary Shares it beneficially owns in favor of Strauss Lazer Trust Company (1992) Ltd. for the benefit of the holders of outstanding bonds of Rapac to secure Rapac’s obligations pursuant to the bonds.

On August 22, 2013, InterGamma Sub pledged 484,736 Ordinary Shares it beneficially owns in favor of Strauss Lazer Trust Company (1992) Ltd. for the benefit of the holders of outstanding bonds of Rapac to secure Rapac’s obligations pursuant to the bonds.

The information set forth in Items 5 and 6 of the Schedule 13D, as amended, is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in RRsat, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of RRsat, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of RRsat owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, RRsat’s business and prospects, other developments concerning RRsat and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of RRsat.

Except as described in this Item 4 and in Items 3, 5 and 6 of the Schedule 13D, as amended, which are incorporated herein by reference, the Reporting Persons have no plans or proposals with respect to RRsat or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 17,346,561 Ordinary Shares outstanding.

InterGamma Sub directly beneficially owns 501,067 Ordinary Shares, representing approximately 2.89% of the outstanding Ordinary Shares.  InterGamma Sub disclaims beneficial ownership of the Ordinary Shares owned by the other Reporting Persons.

Del-Ta Engineering directly beneficially owns 6,139,300 Ordinary Shares, representing approximately 35.39% of the outstanding Ordinary Shares.  In addition, Del-Ta Engineering beneficially owns 100% of the outstanding shares of InterGamma Sub.  By reason of Del-Ta Engineering’s control over InterGamma Sub it may be deemed to beneficially own, and share the power to vote and dispose of, the 501,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 2.89% of the outstanding Ordinary Shares.

Page 9 of 12 Pages

Rapac does not directly beneficially own any Ordinary Shares.  Rapac beneficially owns 100% of the outstanding shares of Del-Ta Engineering.  By reason of Rapac’s control over Del-Ta Engineering it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, and (B) the 501,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 2.89% of the outstanding Ordinary Shares.

Inter-Gamma does not directly beneficially own any Ordinary Shares.  Inter-Gamma beneficially owns 56.38% of the voting power of Rapac.  By reason of Inter-Gamma’s control over Rapac it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, and (B) the 501,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 2.89% of the outstanding Ordinary Shares.

Tanhum Oren does not directly beneficially own any Ordinary Shares.  Mr. Oren beneficially owns (i) 87.15% of the voting power of Inter-Gamma and (ii) 3.41% of the voting power of Rapac.  By reason of Mr. Oren’s control over Inter-Gamma it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, and (B) the 501,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 2.89% of the outstanding Ordinary Shares,.

Alex Milner, the Chairman of the board of directors of Rapac and a director of InterGamma Sub and Del-Ta Engineering, beneficially owns 4,300 Ordinary Shares.

Orly Felner-Hayardeny, a director of Rapac, beneficially owns 8,000 Ordinary Shares.

Except as set forth herein, the filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Ordinary Shares beneficially owned by any of the other Reporting Persons or by Viola, Kardan Communications Ltd. or David Rivel, and, except as set forth herein, each Reporting Person disclaims such beneficial ownership.

(b)           InterGamma Sub, Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren share the power to vote and dispose of, 501,067 Ordinary Shares held by InterGamma Sub.

Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren share the power to vote and dispose of, 6,139,300 Ordinary Shares held by Del-Ta Engineering.

Alex Milner, the Chairman of the board of directors of Rapac and a director of InterGamma Sub and Del-Ta Engineering, has the sole power to vote and dispose of the 4,300 Ordinary Shares beneficially owned by him.

Orly Felner-Hayardeny, a director of Rapac and the daughter of Tanhum Oren, has the sole power to vote and dispose of the 8,000 Ordinary Shares beneficially owned by her.

(c)           Except as described in item 4, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

To the best of InterGamma Sub’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 1 during the past 60 days.

To the best of Del-Ta Engineering’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 2 during the past 60 days.

Page 10 of 12 Pages

To the best of Rapac’ knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 3 during the past 60 days.

To the best of Inter-Gamma’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 4 during the past 60 days.

(d)          Except as set forth in Item 4 of the Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)           N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of the Schedule 13D, as amended, is incorporated herein by reference.

As of September 22, 2013, (A) (i) Mr. Ron Oren, the Chairman of the Board of Directors of InterGamma Sub and Del-Ta Engineering, the Chief Executive Officer and Director of Rapac and the son of Tanhum Oren, and (ii) Mr. Alex Milner, the Chairman of the Board of directors of Rapac and a Director of  InterGamma Sub and Del-Ta Engineering, serve as members of the Board of Directors of RRsat, and (B) Mr. Yigal Berman, the Chief Financial officer of Inter-Gamma and a Director of Rapac, serves as an observer to the Board of Directors of RRsat.

Item 7.	Material to be Filed as Exhibits

Exhibit 10
Share Purchase Agreement, dated as of September 12, 2013, by and among Rapac Communication & Infrastructure Ltd., InterGamma International Trade Founded by InterGamma Investments Co. and Rosario Capital Ltd. (translated from Hebrew).

Page 11 of 12 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2013
INTERGAMMA INTERNATIONAL TRADE
         FOUNDED BY INTERGAMMA INVESTMENTS CO.

By:    /s/ Roni Oren                          /s/ Haim Mazuz
Roni Oren                                Haim Mazuz
Director                                    Director

DEL-TA ENGINEERING EQUIPMENT LTD.

By:    /s/ Roni Oren                          /s/ Haim Mazuz
Roni Oren                                Haim Mazuz
Director                                    Director

RAPAC COMMUNICATION & INFRASTRUCTURE LTD. By: /s/ Tanhum Oren /s/ Roni Oren Tanhum Oren Roni Oren Director Director

INTER-GAMMA INVESTMENT COMPANY LTD. By: /s/ Tanhum Oren Tanhum Oren CEO
By: /s/ Yigal Berman Yigal Berman CFO
/s/ TANHUM OREN TANHUM OREN

Page 12 of 12 Pages